
July 2, 2025

Hunter Horsley
President and Treasurer
Bitwise 10 Crypto Index Fund
250 Montgomery Street, Suite 200
San Francisco, CA 94104

> **Re: Bitwise 10 Crypto Index Fund**
> **Registration Statement on Form S-3**
> **Filed June 10, 2025**
> **File No. 333-287889**

Dear Hunter Horsley:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your statement on page 16 of the Trust's Form 10-K ("Trust Annual Report") for the fiscal year ended December 31, 2024, that the Committee's risk-based assessment that considers whether a Crypto Asset may be deemed a security under U.S. federal securities laws "does not preclude legal or regulatory action based on the presence of a security." In future filings, please further revise to state that any such assessment is not a legal standard or determination binding on any regulatory body or court.

2. Please revise to disclose whether and how you expect that the initial and continuing listing requirements applicable to the Trust may impact the weighting of the Trust's Portfolio Crypto Assets.

Cover Page

3.   To the extent you intend to "take advantage of incidental opportunities to generate additional returns in excess of the Index" as discussed on page 1, please provide such disclosure on the cover page.

Prospectus Summary
The Trust's Investment Objective and Strategies, page 1

4.   We note that the "Sponsor has the discretion, when possible and prudent, to take advantage of incidental opportunities to generate additional returns in excess of the Index...through, for example, Airdrops, Staking, Emissions, Hard Forks, lending or similar network events and activities." Please revise to describe:
- Whether any approvals are necessary for the Trust to engage in such activities;
- In greater detail the lending and "similar network events and activities" that the Sponsor may take advantage of;
- The criteria, if any, the Sponsor will use to exercise such discretion; and
- How and when investors will be informed as to when the Sponsor exercises such discretion and the identity of the related Portfolio Crypto Asset.

The Index, page 3

5.   We note that you incorporate by reference the description of the Index Methodology provided in the Trust Annual Report. In future Exchange Act reports, to the extent incorporated by reference, please address the following in your disclosure regarding the Index Methodology:
- Include a table with market share and volume information for each Crypto Asset exchange selected by the Sponsor and its affiliates to calculate the value of Crypto Assets in the Index;
- Explain how the Crypto Asset exchanges are selected;
- Include a brief description of each of the Crypto Asset exchanges, including where they are located and how they are licensed or regulated; and
- Revise to describe the adjustments that may be made to the Index and the impact that such adjustments could have on the NAV of the Trust.

Calculation of NAV, page 4

6.   We note your cross-reference to "Part I—Item 1. Business—Calculation of NAV" in the Trust Annual Report. Please revise this cross-reference to refer to the correct section of the Trust Annual Report.

The Trust's Legal Structure, page 4

7.   Please revise to disclose here that Shareholders have no voting rights under the Trust Agreement, and that the Sponsor and Trustee may agree to amend the Trust Agreement or Sponsor Agreement without Shareholder approval. In this regard, we note your disclosure on page 59 that "except as required under applicable federal law or under the rules or regulations of an Exchange, Shareholders do not have any voting

rights, take no part in the management or control, and have no voice in, the Trust's operations or business."

The Trust's Fees and Expenses, page 6

8.   Please revise to clarify whether the Sponsor will assume the fees of the Trading Counterparties in connection with the purchase and sale of Portfolio Crypto Assets under the Trust-Directed Trading Model.

9.   Please reconcile your usage of the term "Sponsor Fee" with the term "Management Fee."

10. We note your disclosure that the "Trust is not responsible for paying any fees or costs associated with the transfer of Crypto Assets or cash to the Sponsor," and it is unclear whether these fees and costs are paid by the Sponsor. Please revise to clarify when the Trust is responsible for paying blockchain fees.

The Trust's Investment Program
Purchase and Sale of Crypto Assets
Trust-Directed Trade Model, page 29

11. We note your disclosure that transfer fees with respect to on-chain transfers to and from the Custodial Account to the Trading Counterparty will be paid by the Custodian. We also note your statement on page 32 that the Sponsor will direct the Custodian to transfer Portfolio Crypto Assets from the Custodial Account to pay Trust expenses not assumed by the Sponsor. Please revise to clarify whether the Custodian will pay such transfer fees using the Trust's assets.

12. We note your disclosure that "[t]here is no contractual relationship between the Trust, the Sponsor or the Trading Counterparties and all transactions will be done on an arms-length basis." However, we also note your disclosure on page 3 that "[t]he Sponsor has entered into contractual agreements with the Trading Counterparties, and these agreements set forth the general parameters under which transactions in Portfolio Crypto Assets will be effectuated, should any transaction with a Trading Counterparty occur." Please revise your disclosure as appropriate to reconcile this discrepancy. In addition, to the extent that the Sponsor has entered into contractual arrangements with Trading Counterparties, please disclose the material terms of the agreements, including the term, termination and indemnification provisions, as applicable.

Custody of the Trust's Assets, page 33

13. You disclose that the Custodian will keep a "substantial portion" of the private keys associated with the Trust's Portfolio Crypto Assets in cold storage or "similarly secure technology." Please revise to disclose the percentage of the Portfolio Crypto Assets that is held in cold storage and describe the "similarly secure technology" used to hold the private keys.

14. Please define the term "Hot Storage Account."

The Prime Execution Agent and the Trade Credit Lender
The Trade Credit Lender, page 40

15.   Please disclose the interest rate of Trade Credits. Please also disclose the maximum "Authorized Amount" of Trade Credits available to the Trust.

Creations and Redemptions of Shares, page 43

16.   Please revise to include the following disclosures:
  - For creations, please clarify whether any excess cash will be returned to the Authorized Participants to the extent that the cash deposit amount exceeds the execution price of the Portfolio Crypto Assets acquired.
  - For creation and redemption transactions, disclose whether the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants.
  - Please discuss the mechanics of the redemption procedures, including how and when cash and the Shares are transferred under the Trust-Directed Trade Model and the Agent Execution Model.
  - Clarify whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.

Suspension or Rejection of Redemption Orders, page 45

17.   Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Use of Proceeds, page 46

18.   To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust from incidental opportunities to generate additional returns through, "for example, Airdrops, Staking, Emissions, Hard Forks, lending or similar network events and activities."

Conflicts of Interest, page 47

19.   Please revise this section to address any potential conflicts of interest between the Trust and Authorized Participants on the one hand, and the Prime Execution Agent, the Trade Credit Lender and the Trading Counterparties, on the other hand, as applicable.

Material Contracts, page 51

20.   Please revise to disclose the material terms of any agreement you have with the Sponsor, Prime Execution Agent and Trade Credit Lender, including the term, termination and indemnification provisions thereof, as applicable. Please also file the agreements as exhibits to the registration statement.

Taxation of the Trust, page 53

21.   Please reconcile the disclosure that "[a]ssuming that the Trust is currently a grantor trust for U.S. federal income tax purposes" with the remainder of the discussion in this section.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Lulu Cheng at 202-551-3811 or Irene Paik at 202-551-6553 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: James Audette, Esq.